Exhibit 99.1

RDA Microelectronics Announces Preliminary Unaudited Third Quarter 2013 Revenue

SHANGHAI, China, October 17, 2013 — RDA Microelectronics (NASDAQ: RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced preliminary unaudited third quarter 2013 revenue.

For the third quarter ended September 30, 2013, the Company currently estimates that its revenue would be in the range of $84 million to $85 million, which is lower than the bottom range of its previous guidance of $105 million to $115 million. The Company’s revenue was adversely affected by currency volatility in certain emerging markets, including India, in the third quarter ended September 30, 2013, which led to a reduction in orders from customers who typically export to these emerging markets. The Company still expects gross margin for the quarter to be approximately 32.6%, consistent with its previous guidance.

The Company plans to announce its third quarter 2013 earnings results before mid-November, at which time management will discuss the Company’s financials in more detail.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements, including with regard to the Company’s expected revenue and gross margin for the third quarter 2013. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s completion of review of financial results for the third quarter; anticipated growth strategies; its future results of operations and financial condition; impact of currency volatility in emerging markets; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com